SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       Rick's Cabaret International, Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                   765641-30 3
                                   -----------
                                 (CUSIP Number)

  Ron Levi, 5000 North Parkway Calabasas, Suite 205, Calabasas, California 91302
  ------------------------------------------------------------------------------
                              tel.:  (818) 591-4500
                              ---------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 6, 2000
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.                                                              |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  765641-30  3                                         Page  2  of  6
            ------------

(1)     Name  of  Reporting  Person  and IRS Identification No. of Above Person:

        Voice  Media,  Inc.

(2)     Check  the  Appropriate  Box  if a Member of a Group (See Instructions).

                                                                        (a)  |_|
                                                                        (b)  |X|

(3)     SEC  Use  Only

(4)     Source  of  Funds  (See  Instructions)

                                       OO

(5)     Check  if  Disclosure  of  Legal  Proceedings
        is  Required  Pursuant  to  Items  2(d)  or  2(e).                   |_|

(6)     Citizenship  or  Place  of  Organization

                     Voice Media, Inc, a Nevada corporation.

Number      (7)     Sole  Voting  Power
of                                  450,000
Shares
Bene-
ficially    (8)     Shared  Voting  Power
Owned                               -0-
by
Each
Report-     (9)     Sole  Dispositive  Power
ing                                 450,000
Person
With:
            (10)    Shared  Dispositive  Power
                                    -0-

(11)    Aggregate  Amount  Owned  by  Each  Reporting  Person
                                    700,000


(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                   |_|

CUSIP  No.  765641-30  3                                          Page  3  of  6
            ------------

(13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)

                                      13.8%

(14)    Type  of  Reporting  Person

                              Voice Media, Inc.  CO

CUSIP  No.  765641-30  3                                          Page  4  of  6
            ------------

ITEM  1      Security  and  Issuer

     This statement is filed with respect to shares of common stock par value $0.01 (the "Shares") of Rick's Cabaret International, Inc. (the "Company", "Rick's" or the "Issuer"), whose address is 505 North Belt, Suite 630, Houston, Texas 77060.

ITEM  2.     Identity  and  Background

             Voice  Media,  Inc.:
             --------------------
             Voice Media, Inc., a Nevada corporation, whose business is Internet e-commerce entertainment products, including the development of proprietary technologies, industry-defining systems and marketing processes.

             Business  address: 2533  N. Carson Street, Suite 1091, Carson City,
             Nevada      89706

             (d)     No.
             (e)     No.


             Ron  Levi:
             ----------
             (a)     Ron  Levi
             (b) Business address: 5000 North Parkway Calabasas Suite 205, Calabasas, California 91302
             (c) Director and President of Voice Media, Inc. whose address is 2533 N. Carson Street, Suite 1091, Carson City, Nevada 89706. Mr. Levi owns 50% of Voice Media, Inc.
             (d)     No.
             (e)     No.
             (f)     U.S.A.

             Paul  Lesser:
             -------------
             (a)     Paul  Lesser
             (b) Business address: 5000 North Parkway Calabasas Suite 205, Calabasas, California 91302
             (c) Director and Vice-president of Voice Media, Inc. whose address is 2533 N. Carson Street, Suite 1091, Carson City, Nevada 89706. Mr. Lesser owns 50% of Voice Media, Inc.
             (d)     No.
             (e)     No.
             (f)     U.S.A.



ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration

     On July 6, 2000, Voice Media, Inc. sold the adult Internet web site www.XXXPassword.com to Rick's Cabaret International, Inc. ("Rick's"), pursuant to an Asset Purchase Agreement. Among the terms of the acquisition, Rick's issued 700,000 restricted shares of its common stock to Voice Media, of which 250,000 shares will remain in escrow until certain earnings benchmarks are achieved. As part of this transaction, the 250,000 escrow shares are subject to a Voting Agreement, whereby the Chairman and President of Rick's, Mr. Eric Langan, has sole voting power over the 250,000 shares as long as these 250,000 shares are in escrow.

CUSIP  No.  765641-30  3                                          Page  5  of  6
            ------------

ITEM  4.     Purpose  of  Transaction

     On July 6, 2000, Voice Media, Inc. sold the adult Internet web site www.XXXPassword.com to Rick's Cabaret International, Inc. ("Rick's"), pursuant to an Asset Purchase Agreement. Among the terms of the acquisition, Rick's issued 700,000 restricted shares of its common stock to Voice Media, of which 250,000 shares will remain in escrow until certain earnings benchmarks are achieved. As part of this transaction, the 250,000 escrow shares are subject to a Voting Agreement, whereby the Chairman and President of Rick's, Mr. Eric Langan, has sole voting power over the 250,000 shares as long as these 250,000 shares are in escrow.

     Rick's and Voice Media, Inc. have entered into a Letter of Intent whereby Rick's may acquire from Voice Media, Inc. a web site named www.Clubpix.com. If this transaction is consummated on the conditions set forth in the Letter of Intent, then Voice Media, Inc. could acquire up to an additional 2,000,000 shares of Rick's common stock (which includes 300,000 shares in connection with an earn-out provision), of which 700,000 could also be subject to an Escrow Agreement and a Voting Agreement. This Clubpix.com transaction is subject to various conditions precedent, including the requirement for the execution of a definitive agreement between Rick's and Voice Media, Inc., and approval of the transaction by Rick's shareholders. If the Clubpix.com transaction is consummated, then Rick's Board of Directors will be expanded by one Director and Voice Media will have the right to designate that Director subject to such person being approved by the existing Rick's Board of Directors.


(a) Voice Media, Inc. may, from time to time, acquire additional securities of Rick's for investment purposes.

(b) Voice Media, Inc. has no present plans or proposals for an extraordinary corporate transaction involving Rick's.

(c) Voice Media, Inc. has no present plans or proposals involving the sale or transfer of a material amount of assets of Rick's or any of its subsidiaries.

(d) As a condition of the July 6, 2000 transaction with Rick's, Ron Levi and Paul Lesser were appointed director's of Rick's. If the Clubpix.com transaction is consummated, then Rick's Board of Directors will be expanded by one Director and Voice Media will have the right to designate that Director subject to such person being approved by the existing Rick's Board of Directors. Other than as above, Voice Media, Inc. has no plans to add Board members, and no plans or proposals to change the term of directors.

(e) Voice Media, Inc. has no present plans or proposals for material change in the present capitalization or dividend policy of the Company.

(f) Voice Media, Inc. has no present plans or proposals for a material change in the Company's business or corporate structure.

(g) Voice Media, Inc. has no present plans or proposals for changes in the Company's charter or bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

(h) Voice Media, Inc. has no present plans or proposals for causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Voice Media, Inc. has no present plans or proposals for a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Voice Media, Inc. has no present plans or proposals for any actions similar to those enumerated above other than as set forth above.

CUSIP  No.  765641-30  3                                          Page  6  of  6
            ------------

ITEM  5.     Interest  in  Securities  of  the  Issuer

(a) Voice Media, Inc. is the beneficial owner directly or indirectly of 700,000 Shares of Rick's and which represents 13.7% of the class of securities.

(b) Voice Media, Inc. has sole voting power for 450,000 shares, and sole dispositive power for 450,000.

        Pursuant to the sale of Voice Media, Inc.'s web site named www.XXXPassword.com to Rick's, out of the aggregate 700,000 shares of Rick's received as consideration by Voice Media, Inc., 250,000 shares are subject to an escrow Agreement and a Voting Agreement.

(c)     None.

(d) Pursuant to the Escrow Agreement, dividends, if any, on the 250,000 escrow shares will be escrowed as well and dividends are subject to the same terms as the escrow shares. As part of this transaction, the 250,000 escrow shares are subject to a Voting Agreement, whereby the Chairman and President of Rick's, Mr. Eric Langan, has sole voting power over the 250,000 shares as long as these 250,000 shares are in escrow.

(e)     Not  applicable.

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

     On July 6, 2000, Rick's acquired the adult Internet web site www.XXXPassword.com from Voice Media, Inc. Among the terms of the acquisition, Rick's issued 700,000 restricted shares of its common stock to Voice Media, of which 250,000 shares will remain in escrow until certain earnings benchmarks are achieved. As part of this transaction, the 250,000 escrow shares are subject to a Voting Agreement, whereby Mr. Langan has sole voting power over the 250,000 shares as long as these 250,000 shares are in escrow.

     Rick's and Voice Media, Inc. have entered into a Letter of Intent whereby Rick's may acquire from Voice Media, Inc. a web site named www.Clubpix.com. If this transaction is consummated on the conditions set forth in the letter of Intent, then Voice Media, Inc. could acquire up to an additional 2,000,000 shares of Rick's common stock (which includes 300,000 shares in connection with an earn-out provision), of which 700,000 could also be subject to an Escrow Agreement and a Voting Agreement. This Clubpix.com transaction is subject to various conditions precedent, including the requirement for approval of the transaction by Rick's shareholders. If the Clubpix.com transaction is consummated, then Rick's Board of Directors will be expanded by one Director and Voice Media will have the right to designate that Director subject to such person being approved by the existing Rick's Board of Directors.


ITEM  7.     Material  to  be  Filed  as  Exhibits

             10.1     Asset  Purchase  Agreement
             10.2     Escrow  Agreement
             10.3     Voting  Agreement



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                               Voice  Media,  Inc.

                                  By:                               ,  President
                                      -----------------------------
July  12,  2000                   /s/  Ron  Levi
---------------                   Ron  Levi
Date